DD 6/7/13

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 28 2013
WASH, D.C. 193

SECUR[redacted]ISSION

13025117

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 07 2013
11 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-016164~~ 8-33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg (City) Florida (State) 33716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McCauley (727) 299-1692
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1302-1035701

DD 6/11/13

Oath or Affirmation

I, William McCauley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William McCauley
Vice President & CFO

Notary Public

Betty Jo Dull
Notary Public
State of Florida
My Commission Expires 8/23/2015
Commission No. EE 103267

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

[redacted]

Transamerica Financial Advisors, Inc.

Statement of Financial Condition
(Dollars in thousands, except for share data)

December 31, 2012

Assets		
Cash and cash equivalents	$	**22,305**
Investments in securities, at fair value		**27,566**
Agent notes receivable, net of allowance (2012: $57)		**578**
Commission receivables		**7,942**
Other receivables		**5,553**
Deferred tax asset, net		**12,446**
Prepaid expenses and other assets		**2,080**
Intangible assets, less accumulated amortization (2012: $4,176)		**2,276**
Total assets	**$**	**80,746**
Liabilities and stockholders' equity		
Liabilities		
Commission payables	$	**6,434**
Payable to parent under tax allocation agreement		**744**
Due to affiliates, net		**4,135**
Deferred compensation		**27,098**
Other liabilities		**12,009**
Total liabilities		**50,420**
Stockholders' equity		
Common stock, $1 par value, 5,000 shares authorized; 1,938 issued and outstanding		**2**
Additional paid-in capital		**33,507**
Retained deficit		**(3,183)**
Total stockholders' equity		**30,326**
Total liabilities and stockholders' equity	**$**	**80,746**

See accompanying notes.